82-4014

02055177

St. Jude
RESOURCES LTD.

02 OCT -3 AM 9:09

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

#200, 5405 - 48th Avenue, Delta, B.C. V4K 1W6 Canada
Phone: (604) 940 - 6565 Fax: (604) 940 - 6566
www.stjudegold.com

NEWS RELEASE

P SUPPL

" MORE ENCOURAGING GOLD RESULTS FROM SUBRISO "

Vancouver, September 20, 2002, St. Jude Resources Ltd. (SJD:TSX.V) is pleased to announce additional significant drill intersections from its South Benso concession in Ghana, West, Africa. This extensive and ongoing gold exploration program is a joint venture project with Fairstar Explorations Inc. The results set out below are from the Subriso East, Subriso West and Subriso Central gold deposits.

Hole #	Dip	Azimuth	Coordinates		From -To	Interval	Grade	Deposit
	Degrees (-)		North (m)	East (m)	(m)	Width (m)	g/t Au	
			SUBRISO EAST					
SJB-70	45	90	1403	562	23 - 38	15	5.04	S.E.
SJB-71	45	90	1381	562	33 - 43	10	6.74	S.E.
SJB-72	45	90	1356	569	27 - 41	14	4.2	S.E.
SJB-73	45	90	1277	596	18 - 26	8	5.83	S.E.
SJB-74	45	90	1232	513	80 - 95	15	4.32	S.E.
SJB-75	45	90	1183	549	56 - 59	3	1.78	S.E.
"					67 - 70	3	1.21	S.E.
SJB-76	45	90	1184	479	102 - 104	2	1.45	S.E.
SJB-77	45	90	1181	584			nil	S.E.
SJB-78	45	90	1209	481	102- 103	1	3.17	S.E.
"					116 - 122	6	8.65	S.E.
SJB-79	45	90	1428	564	16 - 20	4	1.65	S.E.
"					26 - 32	6	2.09	S.E.
SJB-80	45	90	1160	478	125 - 130	5	2.54	S.E.
SJB-81	45	90	1207	551	55 - 62	7	2.6	S.E.
SJB-82	45	90	1252	585	25 - 36	11	1.63	S.E.
SJB-83	45	90	1228	583	33 - 40	7	3.56	S.E.
SJB-84	45	90	1430	527	58 - 62	4	1.06	S.E.
SJB-85	45	90	1358	528	53 - 64	11	4.12	S.E.
"					69 - 74	5	2.99	S.E.
SJB-86	45	90	1232	478	100 - 106	6	1.15	S.E.
"					118 - 124	6	2.35	S.E.
SJB-87	45	90	1455	561	22 - 24	2	1.2	S.E.
"					32 - 35	3	1.86	S.E.
SJB-88	45	90	1360	500	32 - 40	8	1.5	S.E.
"					82 - 93	11	1.74	S.E.
"					98 - 104	6	1.22	S.E.
SJB-89	45	90	1260	470	100 - 120	20	3.3	S.E.
SJB-90	45	90	1210	581	33 - 39	6	1.07	S.E.

dw 10/7

SUBRISO WEST								
SJB-91	45	40	887	-1299	94 - 114	20	4.28	S.W.
SJB-92	45	40	907	-1342	99 - 108	9	4.89	S.W.
SJB-93	45	40	907	-1367	141 - 149	8	9.69	S.W.
SUBRISO CENTRAL								
SJB-94	45	40	925	-1310	62 - 63	1	1.12	S.C.
"					70 - 71	1	2.67	S.C.
SJB-95	45	40	933	-1331	108 - 109	1	1.42	S.C.
SJB-96	45	40	953	-1319	62 - 63	1	1.09	S.C.
SJB-97	45	40	963	-1353			nil	S.C.
SJB-98	45	40	855	-1275	89 - 93	4	3.45	S.C.
SJB-99	45	40	855	-1305	124 - 140.9	16.9	2.51	S.C.
SJB-100	45	40	840	-1295	117 - 119	2	3.45	S.C.
"					124 - 126	2	3.17	S.C.

Subriso West (S.W.) Subriso Central (S.C.)

The company continues to be encouraged by the consistent above average grades and widths of the gold intersections which have been encountered at the Subriso deposits. For example, recently announced results from Subriso include:

Subriso East Zone	Subriso West Zone	Subriso Central Zone
• ***10m of 14.49 g/t au***	• ***14m of 10.29 g/t au***	• ***10m of 14.87 g/t au***
• ***9m of 15.96 g/t au***	• ***36m of 7.16 g/t au***	• ***15m of 10.02 g/t au***
• ***9m of 11.84 g/t au***	• ***29m of 9.42 g/t au***	• ***12m of 78.71 g/t au***

The results from the first 100 drill holes at Subriso are being evaluated at this time and the next phase of drilling is expected to commence mid to late October 2002, with a view to determining the overall potential strike and depth.

The attached map illustrates the strategic location of the Benso concession in relation to the company's Hwini-Butre project, which is adjacent and directly to the south. After an extensive surface exploration and drill program, an initial gold resource of 936,000 oz. (562,000 oz. indicated and 374,000 oz. inferred) has already been delineated on the Hwini-Butre project. This gold resource has been established at the southern deposits which include the Adoikrom, Father Brown and Dabokrom zones. Further exploration has taken place at the Hwini-Butre concession subsequent to the establishment of the initial resource. Examples of some of the more significant recently announced gold intersections from the Adoikrom zone are as follows:

Adoikrom Zone

- ***14m of 11.29 g/t au***
- ***12m of 32.08 g/t au***
- ***14m of 49.98 g/t au***

Results from this most recent round of drilling at Hwini-Butre will be included in the company's next resource estimate. Additionally, there are several highly prospective and advanced exploration targets within the Hwini-Butre concession, including Seikrom, Breminsu and Apatunso, where future drilling could increase the company's gold resource.

It should be noted that the initial resource estimate published on company's Hwini-Butre project was based solely on previous drilling from Adoikrom, Father Brown and Dabokrom prospects and does not in any way include drill results from the company's South Benso-Subriso deposits. The company is hoping to be in a position to provide an initial resource estimate from the South Benso-Subriso area once the next phase of drilling has been completed.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1-604-940-6565
Fax: +1-604-940-6566


SUBRISO CENTRAL
SUBRISO EAST
SUBRISO WEST
HILL B
OLD EUROPEAN SHAFT
HILL C
HILL D
N
LEGEND
European Works
Geochem Anomoly >200ppb
Galamsey Workings


South Benso Concession
SUBRISO DEPOSITS
Resource Pending
Subriso Central
Subriso East
Subriso West
Benso
Rail Road
Hwini-Butre Concession
Deposits
Prospects
Gold Trend
N
SOUTHERN DEPOSITS
936,000 oz Au
Indicated = 562,000
Inferred = 374,000
Adeikrom
Father Brown
Dabokrom
Main Road

St Jude Resources Ltd.
South Benso Concession - Subriso Deposits
Ghana, West Africa
September 2002

2002-09-20/125